SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period April 24, 2003 to April 30, 2003

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release dated April 24, 2003 announcing the closing of a U.S. Debt Offering.

2.	Press Release dated April 30, 2003 announcing first quarter results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

April 30, 2003	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CLOSING OF A U.S. DEBT OFFERING

(Calgary, April 24, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has closed a US$200 million private placement of senior unsecured notes to a group of U.S. institutional investors.

The notes were offered in two tranches, one tranche of US$150 million 4.93% senior notes due 2010 and one tranche of US$50 million 5.47% senior notes due 2013. Proceeds of the offering will be used to repay a portion of Pengrowth’s outstanding bank debt.

“We are very pleased to establish new relationships with such high quality lenders and to further diversify our capital sources. The offering will provide Pengrowth with longer term relatively low cost financing to replace most of our outstanding bank debt. We are very fortunate to complete this transaction with interest rates at such levels,” says James S. Kinnear, Pengrowth’s Chairman, President and Chief Executive Officer.

Lehman Brothers acted as lead placement agent for the transaction, with RBC Capital Markets and TD Securities acting as co-placement agents.

PENGROWTH CORPORATION
James S. Kinnear, Chairman, President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES FIRST QUARTER RESULTS

(Calgary, April 30, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”) administrator of Pengrowth Energy Trust, announced the unaudited results for the three months ended March 31, 2003.

Highlights

•	Pengrowth paid $82.2 million ($0.75 per trust unit) in cash distributions with respect to the first quarter and retained $10.8 million to fund capital expenditures or repay bank debt. An additional $15.0 million earned in the first quarter will be distributed to unitholders in future periods.

•	Pengrowth realized an average commodity price of $44.33 per boe in 2003, an 82% increase from the same period last year.

•	Total production in the first quarter of 2003 averaged 50,827 boepd, an increase of 21% compared to the first quarter of 2002.

•	Cash netbacks for the period increased by 169% to $23.62 per boe compared to $8.79 per boe in the first quarter of 2002.

•	Operating costs of $8.63 per boe were higher than our budgeted amount of $8.16 per boe, due mainly to higher electricity rates in Alberta. This negative impact was more than offset by a correlating increase in natural gas spot prices in Alberta.

•	Long term debt was reduced to $307.2 million at March 31, 2003 compared to $316.5 million at 2002 year-end. The ratio of long term debt to long term debt plus equity at quarter end was maintained at 23%.

•	Subsequent to quarter end, on April 23, Pengrowth closed a US $200 million private placement of senior unsecured notes to a group of US institutional investors. The notes were comprised of US$150 million 4.93% senior notes due April 2010 and US$ 50 million 5.47% senior notes due April 2013. Proceeds of this offering were used to replace most of the outstanding bank debt.

Summary of Financial and Operating Results

	Three Months Ended March
(thousands, except per unit amounts)			%
(Unaudited)	2003	2002	Change

INCOME STATEMENT
Oil and gas sales	$202,801	$91,634	121%

Net income	$61,050	$442
Net income per unit	$0.551	$0.005

Distributable cash	$97,221	$33,118	194%
Actual distributions paid or declared per unit	$0.750	$0.410	83%

Weighted average number of units outstanding	110,768	82,266	35%

BALANCE SHEET
Working Capital	$(48,547)	$(22,663)	114%
Property, plant and equipment and other assets	$1,421,605	$1,175,673	21%

Long-term debt	$307,226	$339,085	-9%

Unitholder’s Equity	$1,024,162	$785,387	30%

TRUST UNIT TRADING (TSX)
High	$15.90	$16.23
Low	$13.39	$13.25
Close	$14.25	$16.13
Value	$297,605	$165,670
Volume (thousands of units)	20,122	11,395

TRUST UNIT TRADING (NYSE)
Listed on April 10, 2002
High	US $	10.67	—
Low	US $	9.07	—
Close	US $	9.71	—
Value (US$)	US $	80,807	—
Volume (thousands of units)		8,168	—

DAILY PRODUCTION
Crude oil (barrels)		24,807	18,510	34%
Natural gas
(thousands of cubic feet)		120,402	110,050	9%
Natural gas liquids (barrels)		5,952	5,001	19%
Total production (BOE) 6:1		50,827	41,859	21%

PRODUCTION INCREASE
(6:1 boe) (year over year)		21%	13%

PRODUCTION PROFILE
(6:1 conversion)
Crude Oil		49%	44%
Natural Gas		39%	44%
Natural Gas Liquids		12%	12%

AVERAGE PRICES
Crude oil (per barrel)		$44.75	$32.62	37%
Natural gas (per mcf)		$7.63	$2.84	169%
Natural gas liquids (per barrel)		$41.43	$22.71	82%
Average price per BOE 6:1		$44.33	$24.32	82%

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before crown and freehold royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

Distributable Cash

Distributable cash increased 194% to $97.2 million for the first quarter of 2003, compared to $33.1 million in the first quarter of 2002. Per unit cash distributions to unitholders increased 83% to $0.75 per trust unit in the first quarter of 2003 compared to $0.41 per trust unit in the first quarter of 2002. An additional $10.8 million ($0.10 per unit) was withheld to fund capital expenditures. A balance of $15.0 million (approximately $0.13 per unit) earned in the first quarter will be distributed to unitholders in future months.

Net Income

Net income for the first quarter of 2003 increased to $61.1 million ($0.55 per trust unit) compared to $0.4 million for the first quarter of 2002. Most of this increase is attributable to higher commodity prices in the first quarter of 2003.

Netbacks

	Three months ended March 31,

Netbacks per boe of Production (6:1)	2002	2001

Oil and gas sales	$44.33	$24.32
Crown and freehold royalties	(7.69)	(3.52)
Other income	0.63	0.45
Operating costs	(8.63)	(7.31)
Amortization of injectants	(2.16)	(3.23)

Operating Netback	26.48	10.71

Interest	(0.94)	(0.69)
General and administrative	(0.81)	(0.59)
Management fees	(0.82)	(0.37)
Capital taxes	(0.12)	(0.11)
Other	(0.17)	(0.16)

Netback per boe	$23.62	$8.79

Production

Total BOE production increased 21% in the first quarter of 2003, compared to the first quarter of 2002.

	Three months ended March 31,

Daily Production	2003	2002	% Change

Crude oil (bbls/d)	24,807	18,510	34%
Natural gas (mcf/d)	120,402	110,050	9%
Natural gas liquids (bbls/d)	5,952	5,001	19%
Total boe/d (6:1)	50,827	41,859	21%

Oil production volumes have increased 34% mainly as a result of the acquisition of the B.C. properties in October 2002.

First quarter natural gas production volumes have increased 9% when compared to the first quarter of 2002, again due to the purchase of properties in October 2002, offset in part by lower production volumes from Judy Creek (due to increased gas injection volumes), and the Sable Offshore Energy Project (“SOEP”), where gas production volumes were 15% lower than the first quarter of 2002.

The reduction in SOEP production during the first quarter was mainly due to one well going off production because of sand and water production, and weather-related production interruptions. Workovers were completed on several SOEP wells during the first quarter, and production is now approaching an operating range of approximately 42,000 MMBTU per day of raw gas net to Pengrowth.

Total first quarter production of 50,827 boepd was slightly lower than expected for the period. This was mainly due to lower gas sales from SOEP and Judy Creek, as well as steeper than anticipated declines at the recently acquired Rigel, Squirrel and Tupper properties in B.C., offset in part by higher than forecasted oil volumes from Judy Creek.

Pengrowth’s current forecast of 2003 production is approximately 48,500 boepd assuming no acquisitions or dispositions for the balance of the year. This forecast includes expected incremental production volumes primarily from 2003 development activities at SOEP, the B.C. properties and Judy Creek. Pengrowth believes this forecast to be reasonable based on the expected production performance of our existing asset base. However, unanticipated production fluctuations on certain of our core properties in B.C. and offshore Nova Scotia could cause our actual production to vary from the forecasted volumes.

Prices

Pengrowth’s average price per BOE of production increased 82% from $24.32 per boe in the first quarter of 2002 to $44.33 per boe in the first quarter of 2003.

	Three months ended March 31,

Average Prices C$	2003	2002	% Change

Crude oil ($/ bbl)	44.75	32.62	37%
Natural gas ($/ mcf)	7.63	2.84	169%
Natural gas liquids ($/ boe)	41.43	22.71	82%
Total per boe (6:1)	44.33	24.32	82%

Pengrowth’s average crude oil price increased 37% in the first quarter of 2003 compared to the first quarter of 2002, reflecting a 56% increase in the WTI benchmark price for crude oil over the same period, offset in part by the impact of Pengrowth’s hedging program and a lower exchange rate in 2003.

Pengrowth’s average natural gas price increased 169% from $2.84 per mcf in the first quarter of 2002 to $7.63 per mcf in the first quarter of 2003. The AECO monthly gas index price increased 137% and the NYMEX Henry Hub gas price index increased 185% over the same period.

Price Risk Management Program

As a result of the high spot prices for natural gas and crude oil during the first quarter of 2003, Pengrowth realized a net hedging loss on natural gas swap contracts and fixed price contracts (as compared to monthly average spot prices) of $11.5 million, and hedging losses related to crude oil price swap transactions of $9.1 million. In the first quarter of 2002, Pengrowth realized net hedging gains of $0.3 million and $0.5 million for natural gas and crude oil hedges respectively.

Pengrowth has 11,000 bpd of crude oil hedged for the remainder of 2003 at an average fixed price of $41.48 per bbl. In addition, Pengrowth has hedged 14,217 mcf/d of its 2003 Western gas production at an average plantgate price of $6.07 per mcf and 17,000 MMBTU/d of its Eastern gas production at an average plantgate price of $5.11 per MMBTU. Details of the contracts are provided in Note 6 to the financial statements.

At March 31, 2003 the mark-to-market value of these hedge positions was a negative $13.3 million — a positive $4.0 million for crude oil and negative $17.3 million for natural gas.

Royalties

Royalties increased to $35.2 million or 17% of oil and gas sales in the first quarter of 2003, compared to $13.2 million or 14% of oil and gas sales in the first quarter of 2002. The increase in the royalty percentage is due to a higher natural gas Crown royalty reference price in Alberta, a slightly higher average royalty rate on the B.C. properties, offset in part by higher injection credits at Judy Creek, and a larger proportionate revenue contribution from SOEP (due to higher gas prices). SOEP enjoys a current royalty rate of approximately 2%.

Operating Costs

For the first three months of 2003, operating costs were $39.5 million ($ 8.63 per boe), compared to $27.5 million ($7.31 per boe) for the first three months of 2002. On a per boe basis, the increase is due mainly to higher electricity costs in Alberta in 2003 compared to the prior year — Alberta pool prices averaged approximately $97.00/Mwh in the first quarter of 2003 compared to approximately $49.00 / Mwh in the first quarter of 2002. Operating costs per boe for the first quarter of 2003 were higher than our 2003 average budgeted amount of $8.16 per boe, again due mainly to Alberta electricity costs. Electricity rates have come down substantially in April over the first quarter average but remain approximately 10% above our average budgeted rate for 2003.

An increase in per unit processing fees at SOEP also contributed to higher operating costs in the first quarter of 2003 as compared to the first quarter of 2002, offset in part by lower per boe costs at the newly acquired B.C. properties.

Injectants for Miscible Flood

During the first three months of 2003, Pengrowth purchased $9.5 million of injectants for miscible floods and expensed a related $9.9 million against cash distributions to unitholders. Pengrowth amortizes the cost of injectants purchased from third parties against cash distributions to unitholders over the period of expected future economic benefit, which is currently 30 months. Based on the planned miscible flood programs and current gas price forecasts, we expect to see purchased injectant costs reduced by approximately 15% from first quarter levels for the remainder of 2003. At March 31, 2003, the balance of unamortized injectant costs was $33.4 million.

General and Administrative

General and Administrative expenses (G&A) were $3.7 million in the first quarter of 2003 compared to $2.2 million for the same period last year. This increase is due to a number of factors including the additional personnel hired in conjunction with the acquisition of the B.C. properties in October 2002, a move to larger and higher rent office premises, as well as additional administrative and regulatory costs associated with the administration of a larger unitholder base, and expansion into the U.S. markets in the second quarter of 2002. On a per boe basis, G&A increased from $0.59 per boe in 2002 to $0.81 per boe in 2003. G&A costs for the first quarter were higher than the expected level of $0.72 per boe, due to a number of factors including legal and advisory costs incurred by the Special Committee of the Board of Directors established to conduct a review of the Management Agreement and higher than expected personnel and systems costs related to transitional activities with respect to the addition of the B.C. properties in the fourth quarter of 2002.

Management Fees

Management fees were $3.8 million or $0.82 per boe in the first quarter of 2003 compared to $1.4 million or $0.37 per boe for the same period last year. Management fees were substantially higher in 2003 due to the increase in net production revenue, as the fees are based on a sliding scale percentage of net production revenue.

Interest Expense

Interest expense increased to $3.7 million for the first quarter of 2003 compared to $3.1 million in the first quarter of 2002. Although the average long-term debt has decreased compared to the first quarter of 2002, the average interest rate has increased.

Effective April 23, 2003 Pengrowth replaced the majority of it’s existing bank debt with $US 150 million 4.93% senior notes due April 2010 and $US 50 million 5.47% senior notes due April 2013. This will increase our effective interest cost slightly from current prevailing short term rates, but will provide long term, low fixed cost financing over the 7 and 10 year periods the notes are outstanding.

Depletion and Depreciation

Depletion and depreciation increased to $43.2 million or $9.43 per boe compared to $30.4 million or $8.08 per boe for the first quarter of 2002. Higher production volumes and acquisitions made since the first quarter of 2002 have increased the amount of depletion and depreciation. The shorter reserve life index of the B.C. properties acquired in 2002 has increased the overall depletion rate, and the higher per boe cost of these properties (due to the shorter life) has also increased the depletion amount per boe. First quarter depletion per boe is in line with our expectations.

LIQUIDITY AND CAPITAL RESOURCES

Pengrowth’s long-term debt at March 31, 2003 was $307.2 million, compared to $316.5 million at December 31, 2002.

The ratio of debt to trailing 12-month cash distributions to unitholders at March 31, 2003 was 1.2 times. Distributable cash covered interest expense by 26 times in the first three months of 2003.

Subsequent to quarter end, on April 23, Pengrowth closed a US $200 million private placement of senior unsecured notes to a group of US institutional investors. The notes were comprised of US$150 million 4.93% senior notes due April 2010 and US$ 50 million 5.47% senior notes due April 2013. Proceeds of this offering were used to replace most of the outstanding bank debt.

Capital Spending

During the first three months of 2003, Pengrowth spent $18.5 million ($11.4 million in 2002) on development activities. Over 90% of this amount was funded through the 10% holdback from distributable cash and proceeds received in the first quarter from Pengrowth’s distribution reinvestment plan and trust unit option plans. Of the $18.5 million, $16.2 million was spent on drilling, completion and tie-ins, and $2.3 million was spent on facilities. The majority of these costs were spent on development programs at the new B.C. properties ($2.7 million), Judy Creek ($4.9 million), McLeod River ($1.1 million), Sable ($4.0 million), and Weyburn ($2.9 million). Pengrowth’s total capital budget for 2003 is approximately $87.5 million.

REVIEW OF DEVELOPMENT ACTIVITIES

First quarter development activities at Pengrowth’s major properties include the following:

Operated Properties

Judy Creek:

•	One oil well was drilled, completed and placed on production and is currently producing 155 bopd. A second oil well was completed and is currently producing 125 bopd.

•	An injection well booster pump was installed at 14-12-064-11W5. This increased the water injection rate from 475 to 1250 barrels of water per day, which will result in improved water flood oil recovery.

McLeod River:

•	To date in 2003 four wells have been drilled and cased. One well is on production, one well is being evaluated and two wells are awaiting completion.

Oak

•	Oak “C” unitization is essentially complete with gas injection commencing in February and water injection on April 18th.

•	It is estimated an incremental two million barrels of oil is recoverable with the water flood.

Beaverdam

•	A suspended Doig well was recompleted during the first quarter and placed on production April 10th. The well is currently producing 40 bopd and 250 mcf/d.

Elm

•	Pengrowth drilled three wells in Elm in the first quarter of 2003. One well was abandoned and two oil wells were successfully drilled, completed and tied in. Current production from these two wells is 60-75 bopd per well.

Bullrush

•	On-going optimization has been positive. One gas well was successfully acidized with an increase of 250 mcf/d and one suspended well was reactivated at 100 mcf/d.

Velma

•	A suspended well was re-completed late in 2002 and was tied in and placed on production in the first quarter of 2003 at 2.0 mmcf/d.

Laprise

•	A suspended well was successfully stimulated and tested at 1.5 mmcf/d. Work is in progress to tie the well in. A compressor has been ordered and depending on weather, construction will take place in the second quarter.

Non-operated properties

Weyburn Unit

•	CO2 injection volumes from North Dakota Gasification Company averaged 70 mmcf/d with recycle volumes of 18 mmcf/d for a total injection rate of 88 mmcf/d. All of the CO2 injection wells in Phase 1B of the CO2 project have been commissioned with the exception of one well which has a casing leak. Repair attempts have been unsuccessful and the well will be abandoned and re-drilled.

•	Capital expenditures for the first quarter have been directed towards the CO2 miscible flood project and production optimization with the installment of several electrical submersible pumps and larger pump jacks.

SOEP

•	Workovers have been completed on several Venture and Thebaud wells and production is now approaching an operating range of approximately 42,000 MMBTU of raw gas per day net to Pengrowth.

•	In addition to the improved production from the Tier 1 fields drilling of the first of two development wells will commence shortly at Alma, a Tier II field. Production from Alma is expected to begin before the end of this year and will provide additional stability to the production profile.

•	Construction of the South Venture platform is continuing with production expected to start by late 2004.

2003 Tax Estimate Update

Pengrowth forecasts that in the current commodity price environment, approximately 60-65 % of distributions paid in 2003 will be taxable to unitholders, with the remainder of distributions treated as return of capital and thus tax deferred. The taxability may increase if we see higher commodity prices over the remainder of the year, or may be reduced if Pengrowth makes additional acquisitions and issues new equity during the balance of the year.

Conference Call and Webcast

Pengrowth will be conducting a conference call and webcast for analysts, brokers, investors and media representatives regarding its first quarter results at 1:00 P.M. Mountain Daylight Time (3:00 P.M. Eastern Daylight Time) on Wednesday, April 30, 2003.

Callers may dial 1-800-796-7558 or Toronto local (416) 640-4127 a few minutes prior to start and request the Pengrowth conference call. The call will also be available for replay by dialling 1-877-289-8525 or Toronto local (416) 640-1917 and entering passcode number 250869 followed by the pound key.

Interested users of the internet are invited to go to www.newswire.ca/webcast/viewEventCNW.html?eventID=546480 or www.pengrowth.com for replay.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

PENGROWTH ENERGY TRUST

CONSOLIDATED BALANCE SHEETS
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	March 31,	December 31,
	2003	2002

ASSETS
CURRENT ASSETS
Cash and term deposits	$3,446	$8,292
Marketable securities (Note 6)	1,633	1,906
Accounts receivable	61,231	41,426
Inventory	1,116	1,301

	67,426	52,925
REMEDIATION TRUST FUND	6,688	6,679
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	1,421,605	1,444,668

	$1,495,719	$1,504,272

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$44,161	$43,092
Distributions payable to unitholders	70,576	45,315
Due to Pengrowth Management Limited	1,236	1,086

	115,973	89,493
LONG-TERM DEBT	307,226	316,501
FUTURE SITE RESTORATION COSTS	48,358	44,339
TRUST UNITHOLDERS’ EQUITY (Note 3)	1,024,162	1,053,939

SUBSEQUENT EVENT (Note 7)	$1,495,719	$1,504,272

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST

CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31
(Stated in thousands of dollars)
(Unaudited)

		2003	2002

	REVENUES
	Oil and gas sales	$202,801	$91,634
	Processing and other income	2,855	1,687
	Crown royalties, net of incentives	(32,691)	(11,843)
	Freehold royalties and mineral taxes	(2,494)	(1,411)

		170,471	80,067
	Interest and other income	82	427

	NET REVENUE	170,553	80,494
	EXPENSES
	Operating	39,482	27,525
	Amortization of injectants for miscible floods	9,863	12,178
	Interest	3,653	3,123
	General and administrative	3,691	2,230
	Management fee	3,763	1,396
	Loss (gain) on foreign exchange	750	(85)
	Capital taxes	564	403
	Depletion and depreciation	43,152	30,447
	Future site restoration	4,569	2,829

		109,487	80,046

	INCOME BEFORE THE FOLLOWING	61,066	448
	ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	16	6

	NET INCOME	$61,050	$442

NET INCOME PER UNIT (Note 3)	Basic	$0.551	$0.005

	Diluted	$0.550	$0.005

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOW
THREE MONTHS ENDED MARCH 31
(Stated in thousands of dollars)
(Unaudited)

	2003	2002

CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$61,050	$442
Items not involving cash
Depletion, depreciation and future site restoration	47,721	33,276
Amortization of injectants	9,863	12,178
Purchase of injectants	(9,475)	(3,336)
Expenditures on remediation	(550)	(224)

Funds generated from operations	108,609	42,336

Distributions	(71,961)	(32,080)
Changes in non-cash operating working capital (Note 5)	(18,854)	(10,742)

	17,794	(486)

FINANCING
Change in long-term debt	(9,275)	(6,371)
Proceeds from issue of trust units	6,394	860

	(2,881)	(5,511)

INVESTING
Expenditures on property, plant and equipment	(18,503)	(11,390)
Expenditures on property acquisitions	(1,973)	—
Proceeds from sale of marketable securities	273	—
Change in non-cash investing working capital (Note 5)	453	7,953
Change in Remediation Trust Fund	(9)	(188)
Proceeds on property dispositions	—	4,954
Purchase of marketable securities	—	(1,666)

	(19,759)	(337)

DECREASE IN CASH	(4,846)	(6,334)
CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	8,292	3,797

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT END OF PERIOD	$3,446	$(2,537)

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST

CONSOLIDATED STATEMENTS OF TRUST UNITHOLDERS’ EQUITY
THREE MONTHS ENDED MARCH 31
(Stated in thousands of dollars)
(Unaudited)

	2003	2002

Unitholders’ equity at beginning of period	$1,053,939	$817,203
Units issued, net of issue costs	6,394	860
Net income for period	61,050	442
Distributable cash (Note 2)	(97,221)	(33,118)

TRUST UNITHOLDERS’ EQUITY AT END OF PERIOD	$1,024,162	$785,387

PENGROWTH ENERGY TRUST

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(Tabular amounts are stated in thousands of dollars except per unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICY

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust and Pengrowth Corporation (collectively referred to as “Pengrowth”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2002.

2.	DISTRIBUTABLE CASH

	Three months ended

	March 31, 2003	March 31, 2002

Net income	$61,050	$442
Add (Deduct):
Depletion, depreciation and future site restoration	47,721	33,276
Remediation expenses and trust fund contributions	(621)	(475)
Cash withheld to fund capital expenditures	(10,804)	—
Other	(125)	(125)

Distributable cash	$97,221	$33,118
Less: Actual distributions paid or declared	(82,201)	(32,921)

Balance to be distributed	$15,020	$197

Actual distributions paid or declared per unit	$0.750	$0.410

The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

3.	TRUST UNITS

The authorized capital of Pengrowth is 500,000,000 trust units.

	March 31, 2003		December 31, 2002

	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of period	110,562,327	$1,662,726	82,240,069	$1,280,599
Issued for cash	—	—	28,125,000	404,350
Less: issue expenses	—	—	—	(24,989)
Issued for cash on exercise of stock options	128,830	1,701	66,093	871
Issued for cash under Distribution Reinvestment (“DRIP”) Plan	329,677	4,693	131,165	1,895

Balance, end of period	111,020,834	$1,669,120	110,562,327	$1,662,726

The per unit amounts for net income are based on weighted average units outstanding for the period. The weighted average units outstanding for the three months ended March 31, 2003 were 110,768,338 units (March 31, 2002 — 82,266,485 units). In computing diluted net income per unit, 328,340 units were added to the weighted average number of units outstanding during the period ended March 31, 2003 (March 31, 2002 — 24,162 units) for the dilutive effect of employee stock options and rights.

Trust Unit Option Plan

As at March 31, 2003 options to purchase 4,269,734 trust units were outstanding (December 31, 2002 — 4,451,131) that expire at various dates to June 28, 2009.

	March 31, 2003		December 31, 2002

		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price

Outstanding at beginning of period	4,451,131	$16.78	3,106,635	$17.78
Granted	—	—	1,895,603	15.14
Exercised	(128,830)	13.20	(66,093)	13.17
Cancelled	(52,567)	17.15	(485,014)	17.23

Outstanding at period-end	4,269,734	16.88	4,451,131	16.78

Exercisable at period-end	3,555,855	17.19	3,715,271	17.04

Rights Incentive Plan

As at March 31, 2003 rights to purchase 2,028,000 trust units were outstanding (December 31, 2002 — 1,964,100) that expire at various dates to March 3, 2008.

	March 31, 2003		December 31, 2002

		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	of rights	Exercise price	of rights	Exercise price

Outstanding at beginning of period	1,964,100	$13.29	—	$—
Granted	63,900	15.50	1,964,100	13.61

Outstanding at period-end	2,028,000	13.03	1,964,100	13.29

Exercisable at period-end	676,000	13.03	654,700	13.29

Fair Value of Unit Based Compensation

Had compensation cost for options and rights granted to employees since January 1, 2002, been calculated based on the fair value method, net income would be reduced as follows:

	Three months ended

	March 31, 2003	March 31, 2002

Net income	$61,050	$442
Compensation cost related to options	(94)	—
Compensation cost related to rights	(118)	—

Pro forma net income	$60,838	$442

Pro forma net income per unit:
Basic	$0.549	$0.005

Diluted	$0.548	$0.005

4.	GUARANTEE

The Company has adopted the provisions of Accounting Guideline acG-14, Disclosure of Guarantees.

As at March 31, 2003, the Corporation has provided a guarantee to an investment dealer pursuant to the employee Trust Unit Margin Purchase Plan. Under the terms of this plan, employees, directors and consultants of the Corporation and Pengrowth Management Limited may purchase trust units and finance up to 75% of the purchase price through the investment dealer. Participants maintain personal margin loans with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans. The Corporation has provided a $5 million letter of credit to the investment dealer in relation to amounts owing under the plan.

The Corporation acts as a guarantor on all margin loans under the plan. As at March 31, 2003, 2,486,926 trust units were deposited under the plan with a market value of $35,438,695 and a corresponding margin loan of $9,514,780. The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35% of the market value of units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation would be reduced by proceeds of liquidating the individual’s trust units held under the plan.

5.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	March 31, 2003	March 31, 2002

Accounts receivable	$(19,805)	$(3,360)
Inventory	185	2,250
Accounts payable and accrued liabilities	616	(9,450)
Due to Pengrowth Management Limited	150	(182)

	$(18,854)	$(10,742)

Change in Non-Cash Investing Working Capital

	March 31, 2003	March 31,2002

Accounts payable for capital accruals	$453	$3,933
Deposit on disposition of properties	—	4,020

	$453	$7,953

Cash Payments

	March 31, 2003	March 31,2002

Cash payments made for taxes	$485	$355
Cash payments made for interest	$4,846	$3,403

6.	FINANCIAL INSTRUMENTS

Interest Rate Risk

Pengrowth has fixed the interest rate on $125 million of its long term debt for periods of three years ending November 30, 2004 ($75 million), December 31, 2004 ($25 million) and March 4, 2005 ($25 million) at an average interest rate of 4.09% (before stamping fees).

The estimated fair value of the interest rate swaps has been determined based on the amount that Pengrowth would receive or pay to terminate the contracts at period end. Since forward interest rates have declined since entering into the contracts, as at March 31, 2003, the amount that Pengrowth would pay to terminate the interest rate swaps is $481,000.

Foreign Exchange Risk

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month for 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount

Pengrowth would receive or pay to terminate the contract at period end. At March 31, 2003, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn$791,000.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at March 31, 2003, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	Cdn$/bbl

2003
Financial
April 1, 2003 – Dec 31, 2003	10,000	WTI(1)	$41.00
April 1, 2003 – Dec 31, 2003	1,000	WTI(1)	$46.30

2004
Financial
Jan 1, 2004 – Dec 31, 2004	8,500	WTI(1)	$38.09

Natural Gas:

	Volume	Reference
Remaining Term	(mmbtu/d)	Point	Price

2003
Financial:
April 1, 2003 – Dec 31, 2003	7,500	Tetco M3(1)	$7.37 Cdn/mmbtu
April 1, 2003 – Dec 31, 2003	7,000	Transco Z6	$3.90 U.S./mmbtu
April 1, 2003 – Dec 31, 2003	2,500	Tetco M3(1)	$8.42 Cdn/mmbtu
April 1, 2003 – Dec 31, 2003	2,370	AECO	$6.96 Cdn/mmbtu
April 1, 2003 – Dec 31, 2003	2,370	Sumas(1)	$7.28 Cdn/mmbtu

Physical:
April 1, 2003 – Dec 31, 2003	9,478	AECO	$5.73 Cdn/mmbtu

2004
Financial:
Jan 1, 2004 – Dec 31, 2004	5,000	Tetco M3(1)	$6.90 Cdn/mmbtu
Jan 1, 2004 – Dec 31, 2004	7,000	Transco Z6(1)	$3.90 U.S./mmbtu

(1)	Associated CDN$ / US$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts have been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At March 31, 2003, the amount Pengrowth would receive to terminate the crude oil contracts is $4,031,000, and the amount Pengrowth would pay to terminate the natural gas contracts is $14,777,000.

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than bank debt, remediation trust fund and marketable securities, approximate their fair value due to their short maturity. The fair value of the marketable securities approximates their carrying amount. The fair value of the Remediation Trust Fund at March 31, 2003 was $7,323,000 (December 31, 2002 — $7,193,000).

7.	SUBSEQUENT EVENT

On April 23, 2003, Pengrowth closed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S. $150 million at 4.93% due April 2010 and U.S.$50 million at 5.47% due in April 2013. The proceeds from the private placement will be used to repay a portion of Pengrowth’s outstanding bank debt. Pengrowth’s borrowing capacity under the bank syndicate facility has been reduced by the amount of the private placement.